UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED November 21, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER: 1-4825

WEYERHAEUSER HOURLY 401(k) PLAN
WEYERHAEUSER COMPANY
A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Hourly 401(k) Plan statements of net assets available for benefits as of November 21, 2014 and December 31, 2013, and the related statement of changes in net assets available for benefits for the period January 1, 2014 to November 21, 2014, together with report of Independent Registered Public Accounting Firm.

Exhibit:     Consents of Independent Registered Public Accounting Firms

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Hourly 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER HOURLY 401(k) PLAN
Date:	May 20, 2015

By:	/s/ Sharon Dusek
Sharon Dusek
Chairman
Administrative Committee

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statement of net assets available for benefits of the Weyerhaeuser Hourly 401(k) Plan (the Plan) as of November 21, 2014, and the related statement of changes in net assets available for benefits for the period from January 1, 2014 to November 21, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 21, 2014, and the changes in net assets available for benefits for the period from January 1, 2014 to November 21, 2014, in conformity with generally accepted accounting principles in the United States of America.

/s/ Moss Adams LLP
Seattle, Washington
May 20, 2015

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statement of net assets available for benefits of the Weyerhaeuser Hourly 401(k) Plan (the Plan) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Seattle, Washington
June 20, 2014

WEYERHAEUSER HOURLY 401(k) PLAN
Statements of Net Assets Available for Benefits
November 21, 2014 and December 31, 2013
(Dollar amounts in thousands)

	2014	2013
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$—	$55,206
Shares of registered investment company funds:
Vanguard Institutional Index Fund Plus Shares	—	81,946
Vanguard Extended Market Index Fund Institutional Plus Shares	—	33,225
Vanguard Prime Money Market Fund Institutional Shares	—	5,852
Vanguard Target Retirement 2010 Trust II	—	734
Vanguard Target Retirement 2010 Trust I	—	—
Vanguard Target Retirement 2015 Trust II	—	8,672
Vanguard Target Retirement 2015 Trust I	—	—
Vanguard Target Retirement 2020 Trust II	—	5,026
Vanguard Target Retirement 2020 Trust I	—	—
Vanguard Target Retirement 2025 Trust II	—	10,858
Vanguard Target Retirement 2025 Trust I	—	—
Vanguard Target Retirement 2030 Trust II	—	2,212
Vanguard Target Retirement 2030 Trust I	—	—
Vanguard Target Retirement 2035 Trust II	—	5,906
Vanguard Target Retirement 2035 Trust I	—	—
Vanguard Target Retirement 2040 Trust II	—	1,566
Vanguard Target Retirement 2040 Trust I	—	—
Vanguard Target Retirement 2045 Trust II	—	3,549
Vanguard Target Retirement 2045 Trust I	—	—
Vanguard Target Retirement 2050 Trust II	—	1,554
Vanguard Target Retirement 2050 Trust I	—	—
Vanguard Target Retirement 2055 Trust II	—	657
Vanguard Target Retirement 2055 Trust I	—	—
Vanguard Target Retirement 2060 Trust II	—	158
Vanguard Target Retirement 2060 Trust I	—	—
Vanguard Target Retirement Income Trust II	—	2,097
Vanguard Target Retirement Income Trust I	—	—
Vanguard Total Bond Market Index Fund Institutional Shares	—	12,951
Vanguard Total International Stock Index Fund Institutional Plus Shares	—	18,110
Vanguard Wellesley Income Fund Admiral Shares	—	38,373
Weyerhaeuser Stable Value Fund	—	76,715
Total investments	—	365,367
Receivables:
Participant contributions	—	1
Total receivables	—	1
Net assets reflecting investments at fair value	—	365,368
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(1,860)
Net assets available for benefits	$—	$363,508
See accompanying notes to financial statements.

WEYERHAEUSER HOURLY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Period from January 1, 2014 to November 21, 2014
(Dollar amounts in thousands)

Additions:
Contributions:
Company matching	$3,497
Participant	12,398
Total contributions	15,895
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	25,922
Total additions	41,817
Deductions:
Benefits paid to participants	38,895
Net increase prior to plan transfers	2,922
Plan transfers, net	366,430
Net decrease	(363,508)
Net assets available for benefits:
Beginning of year	363,508
End of year	$—
See accompanying notes to financial statements.

WEYERHAEUSER HOURLY 401(k) PLAN
Notes to Financial Statements
November 21, 2014 and December 31, 2013

(1)	Description of the Plan
The following description of the Weyerhaeuser Hourly 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan and was established July 1, 1991. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Any hourly employee of a participating location of Weyerhaeuser Company (the Company) and its subsidiaries as listed in the Plan’s legal document is eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company or one of its subsidiaries. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year up to 7% of pay, unless the employees elect otherwise. Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time.
The Plan is administered by the Administrative Committee, which consists of certain employees of the Company. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. The Vanguard investment transactions qualify as party-in-interest and related party transactions.
The Administrative Committee changed the investment manager for the Weyerhaeuser Stable Value Fund to Invesco Advisers, Inc. on June 19, 2013.  All or a portion of the Weyerhaeuser Stable Value Fund investments may be invested in one or more of the collective investment funds of the Invesco Group Trust for Retirement Savings, a group trust for which Invesco National Trust Company serves as trustee and investment manager.  As a result, the Invesco investment transactions qualify as party-in-interest transactions. Fees paid to Invesco for the investment management services by the Master Trust amounted to $283,369 for the year ended November 21, 2014.

(b)	Plan Amendments
The Plan was amended to:

1.
Merge the assets and liabilities of the Weyerhaeuser Hourly 401(k) Plan into the Plan effective November 21, 2014. The transfer from the Weyerhaeuser Hourly 401(k) Plan into the Plan was $365,771,737 and is recorded in Plan transfers, net in the financial statements.

2.
Allow employees hired or rehired on or after January 1, 2014 to be eligible to participate in the Plan for non-elective employer contribution purposes commencing on the first day of the first full pay period 60 days after such Employee’s date of hire or date of rehire, provided that such Employee is not eligible to participate in a defined benefit pension plan. The non-elective employer contribution is an amount equal to 5% of the participant’s eligible compensation for such pay period. The non-elective employer contribution will have the same vesting requirements as the regular 401(k) Company matching contribution and will be invested the same as the 401(k) plan deferrals or if the employee does not contribute to the Plan, the contribution will be made to the Target Retirement Trust I option that is closest to the year the employee will reach age 65.

3.
Effective July 7, 2014, the Company completed a transaction divesting Weyerhaeuser Real Estate Company (WRECO) through a Reverse Morris Trust transaction, forming a wholly owned subsidiary of TRI Pointe Homes, Inc. (TRI Pointe). Under the terms of the transaction, Company shareholders were allowed to voluntarily exchange shares of Company common stock for shares of WRECO which would be immediately converted into shares of TRI Pointe Homes, Inc common stock (TRI Pointe Stock). TRI Pointe Stock was not available as an investment option under the Plan. As a result of the transaction, certain Plan participants became employees of TRI Pointe on the transaction effective date. Accordingly, these participants, as former employees of the Company, can elect to take distributions of their accounts in accordance with Plan provisions.

(c)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any cash dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions - for and against, respectively - as shares for which the trustee receives participant voting instructions.

(d)	Contributions
The Plan included a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.
Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.
The Plan provides for a matching contribution to be made by the Company. Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific employee group, refer to the Plan’s legal document.
The three possible Company matching levels are as follows:

(1)	The first 5% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 30%;

(2)	The first 5% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 50%;

(3)	The first 6% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 50%.
Non-elective contributions are made for employees hired or rehired on or after January 1, 2014. The non-elective contribution is equal to 5% of the participant's eligible compensation.
Company matching contributions and non-elective contributions are invested in accordance with each participant’s investment direction in effect at the time. Participants may transfer Company matching contributions at any time.

(e)	Participant Accounts
An individual account was maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and Company contributions. Allocations of income and losses were based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.

(f)	Vesting
Participants became fully vested in their contributions and earnings thereon. The interest of a participant in the Company contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s defined benefit pension plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.
Employees who are eligible to participate in the Plan vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	—%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

The accounts of participants who had participated in certain plans previously merged into the Plan and meeting certain employment requirements are fully vested.

If a participant is not fully vested in matching contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits matching contributions to the extent they are not vested. Forfeited Company contributions are used to reduce future Company contributions. During 2014, approximately $111,000 of forfeitures were used to reduce Company contributions. There were approximately $0 and $1,000 of unallocated forfeitures as of November 21, 2014 and December 31, 2013, respectively.

(f)	Investment Options
Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the investment options listed below. If a Plan participant does not specify the investment fund in which to invest deferral or rollover contributions, such contributions will be invested in the Plan’s qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Trust I closest to the participant’s retirement age, assuming a retirement age of 65.
Effective July 1, 2014, the investment options in the Plan were moved to lower-cost share classes, which are outlined below. The funds’ investment type, objective and degree of risk remain unchanged.

2014 Plan Options	2013 Plan Options
Vanguard Target Retirement 2010 Trust I	Vanguard Target Retirement 2010 Trust II
Vanguard Target Retirement 2015 Trust I	Vanguard Target Retirement 2015 Trust II
Vanguard Target Retirement 2020 Trust I	Vanguard Target Retirement 2020 Trust II
Vanguard Target Retirement 2025 Trust I	Vanguard Target Retirement 2025 Trust II
Vanguard Target Retirement 2030 Trust I	Vanguard Target Retirement 2030 Trust II
Vanguard Target Retirement 2035 Trust I	Vanguard Target Retirement 2035 Trust II
Vanguard Target Retirement 2040 Trust I	Vanguard Target Retirement 2040 Trust II
Vanguard Target Retirement 2045 Trust I	Vanguard Target Retirement 2045 Trust II
Vanguard Target Retirement 2050 Trust I	Vanguard Target Retirement 2050 Trust II
Vanguard Target Retirement 2055 Trust I	Vanguard Target Retirement 2055 Trust II
Vanguard Target Retirement 2060 Trust I	Vanguard Target Retirement 2060 Trust II
Vanguard Target Retirement Income Trust I	Vanguard Target Retirement Income Trust II
Participants may reallocate funds in their accounts related to participant and Company contributions among the investment options offered by the Plan on a daily basis.

(g)	Valuation Frequency
Account balances are valued on a daily basis.

(h)	Payment of Benefits
Participant contributions and amounts in the participant’s rollover portion of the account may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59½. The participant’s vested interest in Company matching contributions, performance share contributions and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59½. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.
Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $1,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless otherwise elected after termination of employment. The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

(i)	Expenses of the Plan
Participants pay the costs of administering the Plan through a flat fee of $36 per year. Participants pay an additional fee to process requests for hardship withdrawals and Qualified Domestic Relations Orders. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by Weyerhaeuser Company 401(k) and Performance Share Master Trust (Master Trust) out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. All other administrative expenses, such as professional fees, are paid by the Company on behalf of the Plan.
(2)    Summary of Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment to state the fully benefit-responsive investment contracts at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See also Note 6: Guaranteed Investment Contracts.

(b)	Participation in the Master Trust and Unit Accounting
All of the Plan’s investments are held in the Master Trust. The Master Trust held assets of one 401(k) plan of the Company as of November 21, 2014 and assets of two 401(k) plans of the Company as of December 31, 2013. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 7: Interest in Master Trust for investment valuation and interest in the Master Trust at fair value.

(c)	Income Recognition and Net Investment Income from the Master Trust
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Master Trust as presented in Note 7: Interest in Master Trust is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan.

(d)	Risks and Uncertainties
The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(e)	Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits
Benefits are recorded when paid.

(g)	Valuation of Master Trust and Plan Investments
The fair value of Master Trust investments are based upon the information available at year end. Master Trust investments are stated at fair value based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Master Trust investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.
Master Trust investments are valued based upon the observability of exit pricing inputs and classified based upon the lowest level input that is significant to the fair value measurement of the Master Trust investments in their entirety. The fair value hierarchy followed is outlined below:
Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.
Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service dated April 29, 2013, stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of November 21, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(5)	Plan Transfers
Plan transfers represent the net amount of participant account balances transferred during the year from the Plan to other plans within the Master Trust as a result of participants changing employment within the Company and related changes in their eligibility status. In 2014, Plan transfers also included $365,771,737 as a result of merging the Weyerhaeuser Hourly 401(k) Plan into the Plan.

(6)	Guaranteed Investment Contracts
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at fair value and adjusted to contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Invesco fixed income bank collective trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the Synthetic GICs held in the Master Trust are $258 million as of December 31, 2013. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the period from January 1, 2014 to November 21, 2014 was 1.34%. The aggregate average yield credited to participants in the plans in the Master Trust for the period from January 1, 2014 to November 21, 2014 was 2.02%.

(7)	Interest in Master Trust

(a)	Values of Investments Held by the Master Trust
At November 21, 2014 and December 31, 2013, the Plan’s interest in the net assets of the Master Trust was approximately 0% and 17%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2013:

December 31, 2013

Investments:
Investment in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $841	$280,446
Vanguard Institutional Index Fund Plus Shares	490,563
Vanguard Extended Market Index Fund Institutional Plus Shares	230,951
Vanguard Prime Money Market Fund Institutional Shares	43,290
Vanguard Target Retirement 2010 Trust II	6,144
Vanguard Target Retirement 2010 Trust I	—
Vanguard Target Retirement 2015 Trust II	59,945
Vanguard Target Retirement 2015 Trust I	—
Vanguard Target Retirement 2020 Trust II	32,688
Vanguard Target Retirement 2020 Trust I	—
Vanguard Target Retirement 2025 Trust II	74,212
Vanguard Target Retirement 2025 Trust I	—
Vanguard Target Retirement 2030 Trust II	16,400
Vanguard Target Retirement 2030 Trust I	—
Vanguard Target Retirement 2035 Trust II	42,811
Vanguard Target Retirement 2035 Trust I	—
Vanguard Target Retirement 2040 Trust II	8,908
Vanguard Target Retirement 2040 Trust I	—
Vanguard Target Retirement 2045 Trust II	23,220
Vanguard Target Retirement 2045 Trust I	—
Vanguard Target Retirement 2050 Trust II	6,639
Vanguard Target Retirement 2050 Trust I	—
Vanguard Target Retirement 2055 Trust II	2,281
Vanguard Target Retirement 2055 Trust I	—
Vanguard Target Retirement 2060 Trust II	543
Vanguard Target Retirement 2060 Trust I	—
Vanguard Target Retirement Income Trust II	9,414
Vanguard Target Retirement Income Trust I	—
Vanguard Total Bond Market Index Fund Institutional Shares	83,262
Vanguard Total International Stock Index Fund Institutional Plus Shares	131,890
Vanguard Wellesley Income Fund Admiral Shares	232,783
Investments in Weyerhaeuser Stable Value Fund at fair value:
Traditional guaranteed investment contracts	6,020
Synthetic guaranteed investment contracts:

Common commingled trust funds	258,291
Wrapper contracts	41
Separate pooled investments	39,514
Vanguard Prime Money Market Fund	11,639
Pending trades and other	(282)
Total investments at fair value	2,091,613
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,642)
Total investments	$2,083,971

(b)	Investment Valuation and Interest in the Master Trust at Fair Value
The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company and target date funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Additional fair value information related to the investments held by the Master Trust as of December 31, 2013 is provided in the following tables:

Fair Value Measurements for Master Trust at December 31, 2013
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,212,739	$—	$—	$1,212,739
Target Date Funds	283,205	—	—	$283,205
Weyerhaeuser Company Stock Fund (1)	280,446	—	—	280,446
Weyerhaeuser Stable Value Fund	11,639	303,584	—	315,223
Totals	$1,507,583	$584,030	$—	$2,091,613
(1) The Weyerhaeuser Company Stock Fund was categorized as Level 2 in the 2013 financial statements. It was determined that the underlying funds are based on quoted prices in active markets, as such the prior and current year classification was changed to Level 1.

(c)	Investment Income of the Master Trust
The following table presents the investment income of the Master Trust for the period ended November 21, 2014 (dollar amounts in thousands):

Investment income:
Net appreciation/(depreciation) in fair value of investments:
Weyerhaeuser Company Stock Fund	$20,738
Vanguard Institutional Index Fund Plus Shares	56,987
Vanguard Extended Market Index Fund Institutional Plus Shares	13,747
Vanguard Target Retirement 2010 Trust II	305
Vanguard Target Retirement 2010 Trust I	63
Vanguard Target Retirement 2015 Trust II	3,195
Vanguard Target Retirement 2015 Trust I	709
Vanguard Target Retirement 2020 Trust II	2,330
Vanguard Target Retirement 2020 Trust I	592
Vanguard Target Retirement 2025 Trust II	4,698
Vanguard Target Retirement 2025 Trust I	947
Vanguard Target Retirement 2030 Trust II	1,237
Vanguard Target Retirement 2030 Trust I	283
Vanguard Target Retirement 2035 Trust II	2,923
Vanguard Target Retirement 2035 Trust I	495
Vanguard Target Retirement 2040 Trust II	619
Vanguard Target Retirement 2040 Trust I	99
Vanguard Target Retirement 2045 Trust II	1,632
Vanguard Target Retirement 2045 Trust I	231
Vanguard Target Retirement 2050 Trust II	513
Vanguard Target Retirement 2050 Trust I	93
Vanguard Target Retirement 2055 Trust II	161
Vanguard Target Retirement 2055 Trust I	38
Vanguard Target Retirement 2060 Trust II	40
Vanguard Target Retirement 2060 Trust I	17
Vanguard Target Retirement Income Trust II	460
Vanguard Target Retirement Income Trust I	124
Vanguard Total Bond Market Index Fund Institutional Shares	2,404
Vanguard Total International Stock Index Fund Institutional Plus Shares	(3,278)
Vanguard Wellesley Income Fund Admiral Shares	12,152
Dividend income	23,808
Interest income	4,425
Net investment income	$152,787

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net increase prior to plan transfers per the financial statements for the year ended December 31, 2014, to net income per Form 5500 (dollar amounts in thousands):

Statement of changes in net assets available for benefits:
Net increase prior to plan transfers per the financial statements	2,922
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,860)
Net income per Form 5500	$1,062

(9)	Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.